In preparation of the financial statements to be included in the Form 20-F for the year ended December 31, 2009, Actions Semiconductor identified and recognized other than temporary impairments for certain long-term investments accounted under the equity and cost methods.  As a result of the estimated amount to be realized from these investments below their carrying values, an aggregate impairment loss of US$6.4 million was recorded for the year ended December 31, 2009.

The other-than-temporary impairment loss on investments and net loss for the full year 2009 are revised to US$7.4 million and US$10.4 million respectively, and the net loss  per American Depositary Share (ADS) is revised to US$0.14; while the earnings release dated February 3, 2010 filed as an exhibit to the Form 6-K dated February 10, 2010 (the “Earnings Release”) indicated the other-than-temporary impairment loss on investments and net loss for the full year 2009 were US$1.0 million and US$4.0 million respectively, and the net loss per ADS was US$0.05. The carrying value of “investment in equity method investees” and “other investments” on the unaudited consolidated balance sheet is revised to US$1.6 million and US$3.3 million respectively as of December 31, 2009; as compared to US$5.0 million and US$6.3 million, respectively as previously stated in the Earnings Release.